Exhibit 99

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Zamba Corporation desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with the Reform Act. This Form 10-Q and any other written or oral statements made by or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "could," "may" and other similar expressions identify forward-looking statements.

We wish to caution you that any forward-looking statements made by or on our behalf are subject to uncertainties and other factors that could cause such statements to be wrong. Some of these uncertainties and other factors are listed under the caption "Risk Factors" below (many of which we have discussed in prior SEC filings). Though we have attempted to list comprehensively these important factors, we wish to caution investors that other factors may prove to be important in the future in affecting our operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Our revenues have decreased in recent quarters, and we might not be able to reverse the recent declines and grow our business effectively.

Our past growth and recent losses have placed significant demands on our management and other resources.   Our future success will depend on our ability to reverse the recent declines in revenue and then grow our business and manage our growth effectively, including by:

•      developing and improving our operational, financial and other internal systems;

•      integrating and managing acquired businesses, joint ventures and strategic investments;

•      training, motivating and managing our employees;

•      estimating fixed-price fees and project timeframes accurately;

•      attaining high rates of employee utilization; and

•      maintaining project quality and client satisfaction.

If we are unable to grow our business and manage our growth and projects effectively, the quality of our services, our ability to retain key personnel, and our business, financial condition and results of operations may be materially adversely affected.     Additionally, if our financial performance causes us to violate the covenants in our secured revolving credit facility with Silicon Valley Bank or adversely affects the amount of our eligible accounts receivable, and we are unable to obtain additional financing, we may not be able to meet our cash requirements beyond January 31, 2002.

We may not realize expected benefits from our recent restructuring actions.

In the second quarter of 2001, we made certain changes to our operations in order to focus on business on core operations and improve our operating performance by restructuring and streamlining our operations.  In the restructuring process, we incurred a restructuring charge of approximately $2.19 million, which includes a $1.173 million charge for facility closing and other leasehold termination costs, $777,000 for severance payments relating to employee severance payments, $123,000 for other employee-related costs and $115,000 for other related restructuring charges.  In this restructuring, we reduced our employee headcount by 89 employees, which represented approximately 28% of our workforce.  Of these 89 employees, 62 employees (or approximately 70%) were billable consultants and 27 employees (or approximately 30%) were non-billable staff.  We cannot predict whether we will receive expected synergies and improved operating performance as a result of these restructuring and streamlining actions.  We also cannot predict whether our restructuring and streamlining changes will adversely affect our ability to retain key employees, which, in turn, would adversely affect our business, financial condition and results of operations.

The recent sale of the customer relationship management products developed by Clarify could have a significant adverse impact on our business.

A substantial portion of our revenue has been derived from implementation and customization of the customer relationship management (“CRM”) products developed by Clarify, which until recently was a business unit of Nortel Networks, Inc.  On October 2, 2001, Nortel Networks sold Clarify to Amdocs Limited.  We are currently unsure about Amdocs’ plans for the Clarify suite of products.  Amdocs focuses its other products on a limited number of industries, particularly communications and IP service providers.   If Amdocs decides to limit the Clarify products to such industries, the scope of clients to which we could provide services for Clarify products could be limited, and we would need to quickly increase the portion of our revenues that are derived from providing services for competitive or alternative CRM products, such as Siebel, PeopleSoft, Oracle, SAP and Kana.  To do so, we would need to retrain our Clarify service personnel, which could affect our utilization because consultants may not be able to work on billable projects while undergoing training.  Training programs may also require us to incur expenses if we have to obtain the training services externally from the software developer or hire independent contractors to conduct internal training.  If we fail in any of these respects, this failure could have a material adverse effect on our business, financial condition and results of operations.

The services we sell may not attract customers or meet their demands due to the risks that we face.

We focus on selling system integration services to clients in a small number of markets, such as sales force automation, contact centers, marketing and analytics, field service and content and commerce.   We sell these services through our direct sales force.  Although we believe that specializing in these services will increase our market presence, customer base and profitability, we may fail to obtain customers, effectively deliver services or meet customer demands in one or more of these markets.  Our services are based upon third party software applications that are purchased by our clients directly from the third party developer.  We must remain continually vigilant to changes in market preference for these third party developers, and strive to maintain good relationships with the providers whose products are currently being purchased as well as develop good relationships with developers of new products.  Developing relationships with the developers of new products may cause conflicts with the existing products for which we provide services.

The technology consulting industry is rapidly changing and evolving, and we may not be able to adjust our mix of services to meet the needs of the market.

The technology consulting industry is rapidly changing, and our future growth will be dependent in part on our ability to successfully develop and commercially introduce new services for this market.  The growth in the market for technology consulting services is also dependent on the use of technology consultants by our current and prospective customers.  The recent downturn in the economy in general and the technology sector in particular has affected our customers’ ability to engage technology consultants for CRM services, which has affected our business as well as others in the CRM industry.  In addition, the technology consulting industry in general presents several risks, many of which are outside of our control.  As the market changes, we may need to redefine our company, which is a complex, time-consuming and expensive process.  It could involve changing strategies, changing management and employees, redefining the types of services we offer, and focusing on new markets and customers.  We could spend considerable amounts of money and commit resources, but ultimately receive little or no return on our investment.  Customers may not be receptive, and competitors may already be established in the new markets, making it difficult for us to gain a sustainable market share or acquire new customers.

Demand for our CRM services may decrease if we are unable to anticipate and adapt to rapidly changing technology.

The CRM industry and the technologies used in our CRM solutions are characterized by rapid technological change.  We expect to derive a substantial portion of our revenues from providing solutions that are based upon leading technologies that are capable of adapting to future technologies.  As a result, our success will depend on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences.  We may not be successful in addressing future developments on a timely basis.  Our failure to keep pace with the latest technological developments would have a material adverse effect on our business, financial condition and results of operations.

In addition, the development of new services often requires long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment.  We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions.  In addition, these new solutions must meet the requirements of our current and prospective customers and must achieve market acceptance.  If we fail to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in developing or introducing new services, our business, financial condition and results of operations could be materially adversely affected.

Competition in the technology consulting industry is intense, and many of our competitors have substantially greater resources and name recognition than we do.

The CRM consulting and systems integration industry is highly competitive and served by numerous national, regional and local firms.  The CRM market includes participants from a variety of market segments, including consulting and systems integration firms, contract programming companies, application software firms and their professional services groups, and e-business solution providers.  Our primary competitors can be classified into three groups:

•      large systems integrators (e.g., Accenture, PricewaterhouseCoopers, IBM, EDS);

•      eServices companies (e.g., Sapient, Scient); and

•      CRM consulting companies (e.g., E-Loyalty, One).

We also face competition from service organizations within potential clients.  Some of these competitors, particularly large systems integrators, may have a pre-existing relationship with many of our potential customers, either through non-CRM services that they provide to such customers or, in the case of large management consulting firms, through audit or other non-audit services those management consulting firms provide to our current or potential clients.  We differ from nearly all of our competitors by our exclusive focus on CRM services.

In addition to facing a large number of potential competitors, many of our competitors also have certain advantages over us, including:

•      better name recognition;

•      a broader range of products and services;

•      greater sales, marketing, distribution and technical capabilities;

•      significantly greater revenues and financial resources; and

•      established market positions.

We may not be able to compete effectively with these companies.  In addition, competitors with greater financial resources may be able to respond more quickly to new or emerging technologies and changes in customer requirements that may render our services obsolete or make it more difficult for us to compete with these companies.  In addition, the recent economic downturn has put downward pressure on pricing, and competitors with greater economic resources may be more willing to perform services under reduced prices, which could negatively affect our ability to obtain and retain customers, particularly if customers decide to differentiate among vendors on the basis of price.  We cannot predict whether we will be able to compete successfully with our existing and new services or with current and future competitors.   In addition, we believe that technological change will continue to cause rapid evolution in the competitive environment.  The full scope and nature of these changes are difficult to predict at this time, but increased competition could lead to reduced gross margins and diminished market share, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in the general economy and the technology sector could affect the demand for the type of services we provide.

The unexpected economic slowdown has caused our prospective clients to defer their CRM implementations.  In recent quarters, our operating results have been adversely affected by a slowdown in the technology sector, which has reduced the spending of our current and potential customers on CRM services and solutions.  Future changes in the economy, including the impact of any acts of terrorism, or general economic or political conditions that affect the general buying habits of our current or prospective customers, could continue to cause customers to defer or decide against implementing or upgrading their CRM systems.  If the economic conditions in the United States and globally do not improve, or if we experience a further worsening in the global economic slowdown, the market for CRM services could continue to decrease, which would have a material adverse effect on our business, financial condition and results of operations.

We need to attract and retain quality employees in order to develop and expand our business.

Our business is labor-intensive and requires highly skilled employees.   Most of our consultants possess extensive expertise in information technology, strategy, project management, sales and marketing.   To continue to serve our client base, we must continue to recruit and retain qualified personnel with expertise in each of these areas. Although we and many other consulting businesses have reduced our workforces in the past several months, intense competition still exists for certain employees who have specialized skills or significant experience in business and technology consulting.  We compete for such personnel with management consulting firms, software firms and other businesses.  Many of these entities have substantially greater financial and other resources than we do.   In addition, the Internet has created many opportunities for people with the skills we seek to form their own companies or join startup companies, and these opportunities frequently offer the potential for significant future financial gain through equity incentives that we cannot match.  In the past, we have had difficulty recruiting a sufficient number of qualified personnel to serve existing and new clients.  If we fail to recruit and retain a sufficient number of qualified personnel in the future, our ability to expand our client base or services could be impaired and our business, financial condition and results of operations could be adversely affected.

Our operating results may fluctuate significantly from quarter-to-quarter.

A high percentage of our operating expenses, particularly personnel and related costs, depreciation, office rent and occupancy costs, are fixed in advance of any particular quarter.   As a result, unanticipated variations in the number, or progress toward completion, of our projects may cause significant variations in operating results in any particular quarter and could result in losses for that quarter.   Our net revenue and operating results may fluctuate significantly due to a number of other factors, some of which are outside our control.  These factors may include:

•      the loss of key personnel and other employees;

•      any fluctuations in market demand for our services, consultant hiring and utilization;

•      the contractual terms and timing of completion of projects;

•      any delays incurred in connection with projects;

•      the accuracy of our estimates of resources required to complete projects;

•      any uncertainties or changes in our sales cycle;

•      the adequacy of provisions for losses;

•      the costs of obtaining or losing customers and accounts;

•      an increase in competition and pricing pressures;

•      any changes in our or our competitors’ business strategies, pricing and billing policies;

•      the time and expense of consummating an acquisition; and

•      the costs of integrating acquired operations.

One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period.  Based on the preceding factors, we may experience a shortfall in revenue or earnings or otherwise fail to meet public market expectations, which could materially adversely affect our business, financial condition or results of operations.

Our revenues are difficult to predict because they are generated on a project-by-project basis.

We derive our revenues primarily from fees for services generated on a project-by-project basis.   These projects vary in size and scope.   Therefore, a client that accounts for a significant portion of our revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods.   In addition, after we complete a project, we have no assurance that the client will retain us in the future.

We also have clients who may terminate their agreements with us, whether time-and-materials or fixed-fee based, without any prior written notice.   Clients may terminate projects before completion.   If our clients terminate existing agreements, our business, financial condition and results of operations could suffer material harm.

The loss of a significant client could impact our operations.

We derive a substantial part of our revenues from a small number of clients.   During the first nine months of 2001, 73% of our revenues came from our top ten customers and 50% came from our top five customers.  During the first nine months of 2001, three clients – Best Buy Corporation (12%), Nortel Networks (11%) and Hitachi Data Systems (11%) – each comprised more than 10% of our revenues.  The loss of one or more of these clients could materially adversely affect our business, financial condition and results of operations.  Our services often involve the implementation of complex information systems that are critical to our clients' operations.  Our failure to meet client expectations in the performance of our services may damage our reputation and adversely affect our ability to attract and retain clients.  If a client is not satisfied with our services, we will generally spend additional human and other resources at our own expense to ensure client satisfaction.  Such expenditures will typically result in a lower margin on such engagements and could materially adversely affect our business, financial condition and results of operations.

We could be subject to liability claims.

In the course of providing services, we may recommend the use of software and hardware products developed by third parties.  These products may not perform as expected or may contain defects.  If this occurs, our reputation could be damaged, and we could be subject to liability.   We attempt to limit our exposure to potential liability claims.  Such limitations may not be effective.  A successful liability claim brought against us may adversely affect our reputation and could have a material adverse effect on our business, financial condition and results of operations.  Our inability to obtain new clients or large-scale implementation and integration projects could materially and adversely affect the growth of our business.

We may not be able to protect our intellectual capital.

We rely on a combination of copyright, trade secret and trademark laws, and third party nondisclosure agreements to protect our intellectual property rights.   It may be possible for unauthorized third parties to obtain and use information that we regard as proprietary or to develop equivalent implementation methodologies independently.  From time to time, third parties may assert patent, copyright and other intellectual property claims against us.   Litigation, which could result in substantial cost to us, and diversion of our resources, may be necessary to enforce patents or our other intellectual property rights or to defend ourselves against claimed infringement of the rights of others.  If we are found to have infringed the intellectual property rights of others, we may be prohibited from using this intellectual property or might be required to license this intellectual property from others.  A successful infringement claim could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to reuse technology that we develop for specific clients.

A portion of our business involves the development of technology solutions for specific client engagements.   Ownership of these solutions is the subject of negotiation and is frequently assigned to the client, although we may retain a license for certain uses.   Some clients have prohibited us from marketing the applications developed for them for specified periods of time or to specified third parties.  Clients may demand similar or other restrictions in the future.   Issues relating to the ownership of and rights to use solutions can be complicated and disputes may arise that affect our ability to resell or reuse these solutions.   Any limitation on our ability to resell or reuse a solution could require us to incur additional expenses to develop new solutions for future projects.

Our stock price is volatile.

Technology companies, including Zamba, frequently experience volatility in their common stock prices.  Factors creating such volatility include:

•      quarterly fluctuations in results of operations and achievement of key business metrics;

•      changes in earnings estimates by securities analysts;

•      announcements of technological innovations or the introduction of new products or services;

•      market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•      extreme price and volume fluctuations in the general stock market, which have particularly affected the market price for many technology companies, (in some cases unrelated to the operating performance of those companies) and may materially adversely affect the market price of our common stock.

These factors may have a significant adverse impact on the market price of our common stock.  If revenues or earnings in any quarter fail to meet the expectations of the investment community, there could be an immediate and material adverse impact on our stock price.

We could be delisted from the Nasdaq Stock Market.

Our stock is currently traded on the Nasdaq National Market.  If we no longer meet the requirements to continue our listing on the Nasdaq National Market, our market value and liquidity of the public float of our common stock may decrease.  To remain listed on the Nasdaq National Market, we must satisfy a number of requirements, including the following:

•      our net tangible assets must be greater than $4,000,000;

•      we must have a public float of at least 750,000 shares with a minimum market value of $5,000,000;

•      we must have at least two market-makers in our stock;

•      we must have at least 400 holders of our stock; and

•      we must have a minimum bid price of $1.00 per share.

Our common stock is currently trading at less than $1.00 per share.  Although the Nasdaq Stock Market has implemented an across-the-board moratorium on the minimum bid and public float requirements for continued listing on Nasdaq until January 2, 2002, there can be no assurance that our stock will be continued to be listed on the Nasdaq National Market after such date, whether due to a failure to meet the minimum bid price test, the net tangible asset threshold, the market-maker requirement or any of the other continued listing standards described above.  If we become ineligible to trade on the Nasdaq National Market, our stock would be traded on a less liquid over-the-counter market.  As a result, investors in our common stock would be less able to sell stock holdings or receive accurate stock price quotations.   Consequently, the market value of our common stock could decrease.

We do not pay cash dividends on our common stock.

We currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.  We intend to retain future earnings, if any, to finance the expansion of our operations and for general corporate purposes.